UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to

Commission file number: 000-6920
Applied Materials, Inc. Employee Savings and Retirement Plan
(Full title of the plan)

APPLIED MATERIALS, INC.

3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California 95052-8039
(Name of issuer of the securities held pursuant to the plan and the address of the issuer's and plan's principal executive office)

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan
Santa Clara, California

We have audited the accompanying statements of net assets available for benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2014 and schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

ARMANINOLLP
San Francisco, California

June 26, 2015

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2014	December 31, 2013
	(In thousands)
ASSETS
Investments, at fair value	$2,126,778	$1,881,859
Assets held for investment purposes	2,126,778	1,881,859

Receivables:
Notes receivable from participants	19,683	19,589
Employer contribution receivable	1,734	1,244
Total receivables	21,417	20,833

Total assets	2,148,195	1,902,692

LIABILITIES
Expenses payable	(248)	(174)

Total liabilities	(248)	(174)

Net assets available for benefits, at fair value	2,147,947	1,902,518

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,127)	(2,269)

Net assets available for benefits	$2,143,820	$1,900,249

See accompanying notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014
(In thousands)
Additions to net assets attributed to:
Investment and other income:
Net realized and unrealized appreciation of investments	$178,559
Dividends and interest	58,345
Total investment and other income, net	236,904

Contributions:
Participant	72,069
Rollovers	7,426
Employer	32,345
Total contributions	111,840

Deductions from net assets attributed to withdrawals, distributions and expenses	(105,173)

Net increase in net assets available for benefits	243,571

Net assets available for benefits:
Beginning of year	1,900,249

End of year	$2,143,820

See accompanying notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Significant accounting policies

General

The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only general information. Participants seeking more detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.

The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible United States and expatriate employees of Applied and its participating affiliates. Eligible employees may enroll in the Plan after receipt of their first paycheck.

The Plan is intended to qualify as a profit-sharing plan as described in Section 401(a) of the Internal Revenue Code of 1986 (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code. In addition, the Applied Materials, Inc. Common Stock Fund under the Plan (the Stock Fund) is intended to constitute an employee stock ownership plan as described in Section 4975(e)(7) of the Code. The Plan is also intended to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration

Under ERISA, Applied is the designated administrator of the Plan. An administrative committee (the 401(k) Committee) and its authorized delegates manage the day-to-day operation and administration of the Plan on behalf of Applied. The 401(k) Committee members consist of certain Applied employees who do not report directly to Applied’s Chief Executive Officer, as specified in the Plan. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan’s individual participant accounts and provide certain other recordkeeping and administrative services, and with Fidelity Management Trust Company (Fidelity Trust) to act as the Plan’s custodian and trustee. Applied currently pays a portion of the expenses incurred in the administration of the Plan. Other expenses associated with the administration of the Plan are charged against the Plan and paid from Plan assets. Fees related to the administration of notes receivable from participants are charged directly to the respective participant's account and are included in administrative expenses. Withdrawal fees are paid by Plan participants who elect to receive certain types of withdrawals.

Brokerage commission fees associated with transactions in the Stock Fund are paid by Plan participants who transact in the Stock Fund. Gross total administrative expenses amounted to $412 thousand and $251 thousand in 2014 and 2013, respectively. These amounts were reduced by $444 thousand and $220 thousand, respectively, as a result of revenue sharing credits. These fees are insignificant to these financial statements, and are therefore reported as withdrawals. Other brokerage commissions and other charges incurred in connection with investment transactions under the Plan are paid from Plan assets and are included as a reduction in investment income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting. Participant contributions and Applied matching contributions are recorded in the period during which Applied withholds the applicable payroll deductions from participants’ eligible earnings. Benefits are recorded when paid.

Plan year

The Plan year is the twelve-consecutive month period beginning each January 1 and ending December 31.

Note 1 - Significant accounting policies (continued)

Investments

Plan assets are held in trust by Fidelity Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. Except as described below, the Plan’s investments are valued at fair value, as measured by quoted market prices, as of the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date.

The BNY Mellon Stable Value Fund (the Stable Value Fund) is a separate account that holds investments solely for the benefit of the Plan participants. The Stable Value Fund holds traditional and synthetic guaranteed investment contracts (GICs). The investments in synthetic GICs are presented at fair value.

In determining the net assets available for benefits, synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives, employer communications designed to induce participants to transfer from the Stable Value Fund, competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or the Plan) are not eligible for book value disbursements even from fully benefit-responsive contracts. These events may cause liquidation of all or a portion of a synthetic GIC at a market value adjustment. If the likelihood of such a non-book value withdrawal event is imminent, it may be necessary to consider revaluation of those particular synthetic GICs. In general, synthetic GIC issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or the Plan changes, or there is a breach of material obligations under the contract or misrepresentation of the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Stable Value Fund held traditional GICs, fixed maturity synthetic GICs and constant duration synthetic GICs at December 31, 2014 and 2013.

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract's future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Generally, fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate for the wrap contract is set at the beginning of the wrap contract period and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on market interest rates at the time the initial asset is purchased. Fair values of fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by a third party vendor engaged by the Stable Value Fund manager.

Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract amortizes gains and losses of the underlying securities over the contract duration, and assures that book value, benefit-responsive payments are made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market value of the underlying securities over the duration of the contract and therefore will be affected by movements in interest rates and changes in the market value of the underlying securities. The initial crediting rate is established based on market interest rates at the time the underlying portfolio of securities is put together. Fair values for constant duration synthetic GICs are calculated using market values provided by external investment managers.

In the absence of an actively traded market, discounted cash flows are used to estimate the fair value of synthetic GICs.

Note 1 - Significant accounting policies (continued)

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Effective as of market close on July 31, 2014, the share class of the Vanguard Small-Cap Index Fund was changed from Institutional Shares to Institutional Plus Shares.

Notes receivable from participants

Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions upon the occurrence of a distributable event based upon the Plan’s terms.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service (IRS) favorable determination letter dated September 24, 2013. The 401(k) Committee continues to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On January 27, 2014, Applied submitted a request to the IRS for a compliance statement under the Voluntary Correction Program component of the IRS’ Employee Plans Compliance Resolution System relating to the assets of the Varian Semiconductor Equipment Associates, Inc. (Varian) Retirement Plan (the Varian Plan) that had been transferred to the Plan upon the merger of the Varian Plan with and into the Plan (the Plan Merger), effective as of market close on December 31, 2012. The compliance statement was sought for Varian Plan operational failures that had been discovered by Applied and Varian in connection with the Plan Merger. On February 25, 2014, the IRS issued a compliance statement approving of the actions taken or proposed to be taken by Applied and Varian to correct these failures, as described in the IRS submission, which actions included retroactively amending the Varian Plan to conform its terms with its operation, and making corrective contributions, as adjusted for applicable earnings, as necessary.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon an examination by the IRS. No uncertain positions have been identified that would require the recognition of a tax liability (or asset) or disclosure in the financial statements as of December 31, 2014 and 2013. The Plan is subject to routine audits by applicable taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Risks and uncertainties

The Plan provides participants with investment options consisting of various mutual funds, common/collective trusts, separate accounts and the Stock Fund (which invests solely in shares of Applied common stock (Shares)). The mutual funds, common/collective trust and separate accounts offered under the Plan invest in stocks, bonds and other investment securities. Shares and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ Plan account balances and the amounts reported in these financial statements.

Note 2 - Fair value measurements

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Level 1 -    Quoted market prices for identical assets or liabilities that the Plan has the ability to access.

Level 2 -    Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for fair value measurements of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds and Shares in the Stock Fund are valued at the closing price reported on the active market on which these securities are traded.

The Stable Value Fund primarily holds investments in GICs. GICs are valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The Pyramis Core Plus Commingled Pool Class G fund (bond fund), the Vanguard Target Retirement Income Trust II fund (fixed income fund) and the various Vanguard Target Retirement Date Trust II funds (target date funds), classified as common/collective trusts, are valued using the respective Net Asset Values (NAVs) provided by the managers of the funds. (The NAV is based on the value of the underlying net assets owned by the applicable fund divided by the number of shares outstanding.) These investments are not available in an exchange and active market, however, the fair values are determined based on the underlying investments as traded in an exchange and active market.

The Silvercrest Asset Management Small Cap Value Account, classified as a unitized common stock fund, is a separately managed fund and is valued using the NAV provided by the manager of the fund.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes the valuation methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between the three fair value hierarchies during the years ended December 31, 2014 and 2013.

Note 2 - Fair value measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at estimated fair value as of December 31, 2014 and 2013:

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Total
	(In thousands)
Mutual funds
Growth funds	$473,044	$—	$473,044
Value funds	82,406	—	82,406
Blend funds	498,179	—	498,179
Total mutual funds	1,053,629	—	1,053,629

Applied common stock	386,164	—	386,164
Stable value – fixed income fund	—	203,212	203,212
Common/collective trust – bond fund	—	91,244	91,244
Common/collective trust – fixed income fund	—	10,378	10,378
Common/collective trust – target date funds	—	336,159	336,159
Unitized stock – blend fund	—	45,992	45,992

Total assets at estimated fair value	$1,439,793	$686,985	$2,126,778

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Total
	(In thousands)
Mutual funds
Growth funds	$540,031	$—	$540,031
Value funds	77,815	—	77,815
Blend funds	350,870	—	350,870
Total mutual funds	968,716	—	968,716

Applied common stock	293,012	—	293,012
Stable value – fixed income fund	—	205,783	205,783
Common/collective trust – bond fund	—	84,047	84,047
Common/collective trust - fixed income fund	—	8,966	8,966
Common/collective trust - target date funds	—	266,422	266,422
Unitized stock – blend fund	—	54,913	54,913

Total assets at estimated fair value	$1,261,728	$620,131	$1,881,859

Note 2 - Fair value measurements (continued)

Fair value of investments in entities that use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

	As of December 31, 2014
	Fair Value (in thousands)	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Target Retirement Trust II funds	$336,159	N/A	Daily	None
Pyramis Core Plus Commingled Pool Class G	91,244	N/A	Daily	15 days

	As of December 31, 2013
	Fair Value (in thousands)	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Target Retirement Trust II funds	$266,422	N/A	Daily	None
Pyramis Core Plus Commingled Pool Class G	84,047	N/A	Daily	15 days

Note 3 - Participation and benefits

Participant contributions

The Plan allows eligible participants to elect to have Applied withhold up to 50% of their eligible compensation each payroll period for contribution to the Plan on a pre-tax basis (salary deferral contributions) and/or on a Roth basis (Roth deferral contributions), subject to an annual dollar limit established by the Code. The Plan also allows eligible participants who are age 50 or older during the Plan year to make additional catch-up contributions up to 50% of their eligible compensation each payroll period during the year on a pre-tax and/or Roth basis, subject to an annual dollar limit established by the Code.

Salary deferral contributions are contributions of an eligible participant's eligible compensation that are not taxable to the participant for federal (and most state) income tax purposes at the time they are contributed to the Plan, but are generally taxable as ordinary income, along with any earnings on them, when distributed from the Plan. Roth deferral contributions are contributions of an eligible participant's eligible compensation that are made on an after-tax basis for federal (and most state) income tax purposes. Roth deferral contributions generally will be distributed from the Plan tax free and, if certain requirements are met, any earnings on them can be distributed from the Plan tax free.

Participants are also allowed to make rollover contributions of eligible amounts received from other eligible employer plans or eligible individual retirement accounts, as set forth in the Plan.

Employees who are newly-hired or rehired as eligible employees or who transfer to eligible employee status automatically are enrolled in the Plan at a 6% salary deferral contribution rate, effective as soon as administratively practicable after the end of the 60-day period following the date of their hire/rehire or transfer to eligible employee status, unless they elect otherwise within that 60-day period in accordance with the Plan’s procedures.

Applied’s matching contributions

Participants in the Plan become eligible to receive Applied’s matching contributions immediately upon their enrollment and election (or deemed election) to make contributions to the Plan.

Note 3 - Participation and benefits (continued)

Applied matches 100% of participant salary deferral and/or Roth deferral contributions (collectively, 401(k) contributions) up to the first 3% of eligible compensation contributed each payroll period and then 50% of every dollar between 4% and 6% of eligible compensation contributed each payroll period. Applied does not make matching contributions on any catch-up contributions made by participants.

In addition, Applied makes a special annual "reconciling match" contribution designed to maximize the amount of matching contributions that eligible participants may receive under the Plan. Participants are eligible for the reconciling match contribution for a Plan year if they are employed by Applied or one of its affiliates on the last day of the Plan year or they ceased to be so employed solely due to death or qualifying disability. After the end of the Plan year, an eligible participant's total matching contributions for that year will be recalculated on an annual basis using the matching contribution formula in effect for that Plan year. Any difference between this amount and the matching contributions previously  contributed on his or her behalf on a pay period basis is contributed subsequent to year end and is accrued as an employer contribution receivable on the Statements of Net Assets Available for Benefits.

Applied may change the matching contribution rate at any time, subject to the limits of the Plan and the Code. Applied’s matching contributions (if any) are made in the form of cash.

Participant accounts

Each participant’s account is credited with the participant’s contributions; his or her portion of Applied’s matching contributions (if any) and any investment earnings or losses thereon.

Investment direction

The Plan allows participants (or their beneficiaries) to direct the investment of their Plan account balances in any of the investment options available under the Plan.

However, participants may invest no more than 20% of their future contributions in the Stock Fund and may make an exchange into the Stock Fund only to the extent it does not result in more than 20% of their total Plan account balances being invested in the Stock Fund (determined at the time of the exchange).

If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Plan’s default fund (the Default Fund) until the participant selects a different investment option available under the Plan. The Default Fund is the designated Vanguard Target Retirement Trust II fund with a target retirement date closest to the year in which the participant might retire, based on his or her date of birth and assuming a retirement age of 65 (the Applicable Target Date). In the case of any future cash dividends that are payable with respect to Shares held in the Stock Fund, if a participant has not made an affirmative election to either have the dividends reinvested in the Stock Fund or paid directly to him or her in cash before the dividend payment date, then the dividends automatically are reinvested in the Stock Fund.

Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by the 401(k) Committee and Fidelity Trust.

Payment of benefits

Upon a Plan participant’s termination of employment with Applied and all of its affiliates, the participant (or his or her beneficiary) may elect to receive a lump-sum cash distribution of his or her vested account balance. A terminated participant (or beneficiary) may also elect to receive whole shares for any portion of his or her vested account balance that is invested in the Stock Fund. A terminated participant whose account balance under the Varian Plan was transferred to the Plan upon the Plan Merger (as discussed in Note 1), may also generally elect to receive a distribution of his or her vested transferred Varian Plan account balance in the form of “on demand” withdrawals.

Note 3 - Participation and benefits (continued)

In accordance with applicable laws and the Plan’s terms, a distribution of a Plan participant’s vested account balance must be made or commenced no later than the April 1 immediately following the calendar year in which he or she attains age 70.5 or terminates employment with Applied and all of its affiliates, whichever is later. A participant’s beneficiary must receive a distribution of the participant’s entire vested account balance no later than the December 31 of the year that includes the fifth anniversary of the date of the participant’s death.

Notwithstanding the foregoing, if a terminated participant’s (or beneficiary’s) vested account balance is equal to or less than $1 thousand, a lump-sum payment of the vested account balance automatically will be distributed.

In accordance with the Plan’s terms, a participant may receive an in-service withdrawal from certain portions of his or her vested account balance upon financial hardship (as defined in the Plan) or attainment of age 59.5, and from his or her rollover contributions account. A participant who receives a financial hardship withdrawal will be: (1) suspended from active participation in the Plan, (2) prohibited from exercising any option for Shares granted under an Applied-sponsored plan or participating in Applied’s Employees’ Stock Purchase Plan, and (3) generally suspended from making any other elective or employee contributions under any other plan maintained by Applied or its affiliates, for a period of at least six months following the withdrawal.

Distributions and withdrawals from the Plan are subject to any applicable taxes and/or penalties.

Notes receivable from participants

The Plan allows active participants to borrow from their eligible account balances up to the lesser of the following: (1) $50 thousand, less their highest outstanding notes receivable balance under the Plan and any other similar plan of any Applied affiliate during the previous 12 months, or (2) 50% of their vested account balances (including the vested portion of Applied’s matching contributions). Notes receivable are secured by the participants’ vested balances, and generally must be repaid to the Plan from bi-weekly payroll deductions over the term, which is generally a minimum of one year and a maximum of five years. Effective as of January 1, 2013, loans used by a participant for the purchase of his or her principal residence may have a term up to fifteen years. In addition, the interest rate charged at the time of the borrowing increased from the prime rate plus one percent to the prime rate plus two percent. Notes receivable may generally continue to be repaid through a monthly payment schedule upon a participant’s termination of employment from Applied and all of its affiliates, or the occurrence of certain other events. Specific notes receivable terms and conditions are established by the 401(k) Committee or its authorized delegates. Outstanding notes receivable at December 31, 2014 carry interest rates ranging from 4.25% to 9.5% maturing through 2029.

Vesting

Participants are 100% vested in their 401(k) contributions, catch-up and/or any rollover contributions under the Plan, and any related earnings thereon.

Participants who are employed by Applied or any of its affiliates on or after January 1, 2010 are 100% vested in their Applied matching contribution account balances. Participants who terminated employment with Applied and its affiliates before January 1, 2010 and had two years of credited service as defined by the Plan became vested 20% each year in Applied’s matching contributions (if any) allocated to their accounts, and became fully vested after six years of credited service. Former employees of certain acquired companies have different vesting schedules according to the original vesting schedules under their former employer’s plan.

Affected participants who are not already fully vested in their Plan account balances will become fully vested upon any termination of the Plan.

If a participant has terminated his or her employment with Applied and its affiliates prior to becoming fully vested, the unvested portion of his or her matching contribution account balance will generally be forfeited. Forfeitures can be used to offset Applied’s matching contributions, reinstate any previously forfeited matching contribution balances, and reinstate any closed account balances under the Plan. Forfeitures used to offset Applied’s matching contributions during 2014 and 2013 were not material to the Plan's financial statements. Forfeitures in the amount of $400 thousand and $500 thousand have been recorded as a reduction of employer contributions receivable in the Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013, respectively.

Note 3 - Participation and benefits (continued)

As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $473 thousand and $598 thousand, respectively. Any forfeitures under the Plan also may be used to pay for Plan administrative expenses.

Note 4 - Party-in-interest and related party transactions

As allowed by the Plan, participants may elect to invest their Plan account balances in the Stock Fund. The Stock Fund invests solely in Shares. Aggregate investment in Shares at December 31, 2014 and 2013 were as follows:

	Number of shares	Fair value
		(In thousands)
2014	15,473,501	$386,164
2013	16,542,160	$293,012

Certain Plan investments are managed by Fidelity Trust, the custodian and trustee of the Plan, or its affiliates. Any purchases and sales of these funds are performed in the open market. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Note 5 - Investments

The following table presents the fair values of investments and investment funds that represent five percent or more of the Plan’s net assets at December 31:

	2014	2013
	(In thousands)
Applied Materials, Inc. Common Stock Fund	$386,164	$293,012
Fidelity Contrafund - Class K	$196,884	$189,110
Vanguard Mid-Cap Index Fund - Institutional Plus Shares	$161,377	$140,180
Spartan 500 Index Fund - Institutional Class	$142,633	$112,252
T. Rowe Price Growth Stock Fund	$138,160	$133,068
Morgan Stanley Institutional Fund, Inc. - International Equity Portfolio - Class I	*	$102,366
Vanguard Small-Cap Index Fund - Institutional Shares	**	$98,438

* Less than 5% of the Plan’s net assets available for benefits at year end.
** Not an investment option at year end.

The Stable Value Fund includes synthetic GICs that are benefit-responsive and are carried at fair value totaling $203 million and $206 million at December 31, 2014 and 2013, respectively. There are no reserves against these synthetic GICs for credit risk of the contract issuer. Certain of the synthetic GICs contain limitations on contract value guarantees for liquidation other than to pay benefits. The average yield earned by the entire Stable Value Fund was 2.13% and 2.04% for the years ended December 31, 2014 and 2013, respectively. The average crediting interest rate to the participants for the entire Stable Value Fund was 2.13% and 2.08% as of December 31, 2014 and 2013, respectively. The 401(k) Committee’s investment guidelines for the Stable Value Fund require that no more than 40% of the fund's assets be invested with any one synthetic wrap provider. Such investment guidelines also require the underlying investments within the synthetic GICs to have an average credit rating of AA- or better.

The investment objectives of the Vanguard Target Retirement Date Trust II funds (the Funds) are to seek to provide capital appreciation and current income consistent with their current asset allocation. The Funds invest in Vanguard mutual funds using an asset allocation designed for investors planning to retire around the target date year indicated in each fund's name. The Funds are managed to gradually become more conservative over time as they approach their target date.

Note 5 - Investments (continued)

The investment objective of the Silvercrest Asset Management Small Cap Value Account is an actively managed, value-oriented investment strategy which focuses on companies with market capitalizations between $200 million and $2 billion. The investment manager employs a bottom-up approach to security selection and seeks companies with high improving returns on capital, rock-slid balance sheets with minimal leverage and low multiples to book value, earnings, or assets.

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated in value as follows for the year ended December 31, 2014 (in thousands):

Mutual funds	$35,369
Applied Materials, Inc. common stock	114,991
Common/collective trusts	25,979
Unitized stock - blend fund	2,220
Total net realized and unrealized appreciation of investments	$178,559

Note 6 - Non-participant directed investments

As discussed in Note 3, the Plan allows participants (or their beneficiaries) to direct the investment of their account balances in any of the available investment options under the Plan. If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available under the Plan. In the case of any future cash dividends that are payable with respect to Shares held in the Stock Fund, if a participant (or beneficiary) fails to make an affirmative dividend election before the dividend payment date, the dividends automatically are reinvested in the Stock Fund.

Note 7 - Plan termination or modification

Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. As noted earlier, in the event the Plan is terminated, affected participants who are not already fully vested in their accounts will become fully vested.

Note 8 - Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
	(In thousands)

Net assets available for benefits per the financial statements	$2,143,820	$1,900,249
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,127	2,269
Benefits payable	—	(241)
Net assets available for benefits per Form 5500	$2,147,947	$1,902,277

Note 8 - Reconciliation of financial statements to Form 5500 (continued)

The following is a reconciliation of total investment and other income, net per the financial statements for the year end December 31, 2014 to total income per Form 5500:

2014
(In thousands)

Total investment and other income, per the financial statements	$236,904
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,858
Total income per Form 5500	$238,762

The following is a reconciliation of total deductions from net assets attributed to withdrawals, distributions and expenses per the financial statements for the year end December 31, 2014 to total deductions from net assets per Form 5500:

2014
(In thousands)

Total deductions from net assets attributed to withdrawals, distributions and expenses per the financial statements	$105,173
Change in benefits payable	(241)
Total deductions from net assets per Form 5500	$104,932

Note 9 - Subsequent events

Effective as of market close on January 2, 2015, the Fidelity Contrafund - Class K, Fidelity Growth Company Fund - Class K, Morgan Stanley Institutional Fund, Inc. International Equity Portfolio - Class I, Fidelity Equity-Income Fund - Class K, Pyramis Core Plus Commingled Pool - Class G, and T. Rowe Price Growth Stock Fund, were removed as investment options under the Plan and replaced with the Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool, Morgan Stanley Institutional Fund, Inc. International Equity Portfolio - Class IS, Fidelity Equity Income Unitized K, Pyramis Core Plus Commingled Pool - Class F, and T. Rowe Price Growth Stock Trust (Class B), respectively.

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)

SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

		Total that constitutes nonexempt prohibited transactions
	Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51

*	$73,390	$—	$73,390	$—	$—

*	Includes loan repayments

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)

SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value (1)		(e) Current value (In thousands)

*	Fidelity Growth Company Fund - Class K	632,686	shares	$83,337
*	Fidelity Equity - Income Fund - Class K	1,388,468	shares	82,406
*	Fidelity Contrafund - Class K	2,011,073	shares	196,884
*	Spartan 500 Index Fund - Institutional Class	1,957,634	shares	142,633
	Morgan Stanley Institutional Fund, Inc. - International Equity Portfolio - Class I	5,783,841	shares	89,476
	T. Rowe Price Growth Stock Fund	2,659,473	shares	138,160
	American Funds EuroPacific Growth Fund - Class R6	600,993	shares	28,301
	Eagle Small Cap Growth Fund - Class R6	477,393	shares	26,362
	Vanguard Mid-Cap Index Fund - Institutional Plus Shares	968,360	shares	161,377
	Vanguard Small-Cap Index Fund - Institutional Plus Shares	649,179	shares	104,693
		Total Mutual Funds		$1,053,629

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)

SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value (1)		(e) Current value (In thousands)

*	Applied Materials, Inc. Common Stock Fund	15,473,501	shares	$386,164
	BNY Mellon Stable Value Fund
	Transamerica Insurance Company of America	Guaranteed investment contract		51,153
	Pacific Life Insurance Company	Guaranteed investment contract		39,193
	Prudential Insurance Company of America	Guaranteed investment contract		56,778
	RGA Reinsurance Company	Guaranteed investment contract		46,316
*	Fidelity Short Term Investment Fund	Government money market portfolio		10,116
	Net Fund Liabilities	Other		(344)
		Total fair value of stable value fund holdings		203,212

*	Pyramis Core Plus Commingled Pool - Class G	5,103,132	shares	91,244
	Vanguard Target Retirement Income Trust II	348,740	shares	10,378
	Vanguard Target Retirement 2010 Trust II	228,114	shares	6,273
	Vanguard Target Retirement 2015 Trust II	575,438	shares	15,819
	Vanguard Target Retirement 2020 Trust II	1,756,907	shares	47,612
	Vanguard Target Retirement 2025 Trust II	2,609,919	shares	69,346
	Vanguard Target Retirement 2030 Trust II	2,892,798	shares	75,155
	Vanguard Target Retirement 2035 Trust II	2,173,422	shares	56,466
	Vanguard Target Retirement 2040 Trust II	1,247,481	shares	32,996
	Vanguard Target Retirement 2045 Trust II	649,749	shares	17,173
	Vanguard Target Retirement 2050 Trust II	369,422	shares	9,812
	Vanguard Target Retirement 2055 Trust II	98,788	shares	3,518
	Vanguard Target Retirement 2060 Trust II	70,874	shares	1,989
		Total Common/collective trusts		437,781

	Silvercrest Asset Management Small Cap Value Account	4,214,674	shares	45,992
*	Participant loans	Interest at 4.25% to 9.5%, maturing through 2029		19,683

			Total	$2,146,461
____________
(1) Column (d), cost information, is not provided as all investments are participant or beneficiary directed (including negative elections authorized under the Plan’s terms).
* Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

June 26, 2015	By:	/s/ Greg Lawler
Greg Lawler
Corporate Vice President, Global Rewards

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm